Exhibit 99.1

Investment Marketplace Rejects ISS’ Valuation of Chiquita-Fyffes Transaction as Chiquita Stock
Price Suffers Sharp Decline

New York, NY (October 20, 2014) - Cutrale-Safra today stated that ISS’ recommendation regarding the proposed Fyffes transaction runs counter to the valuation that the investment marketplace has placed on the Fyffes transaction, as evidenced by the noticeable decline in the stock price of Chiquita following the ISS recommendation. The Cutrale-Safra definitive offer of $14 per share remains clearly superior to the revised Fyffes transaction. Since the ISS report was released this morning, the stock price of Chiquita has declined by over 4% to $12.80 while Fyffes shares have traded up by over 4%, indicating that only the Fyffes shareholders are getting the benefit of the ISS recommendation.

“ISS has predicated its recommendation on a wholly dubious 2016 EBITDA for Chiquita that was provided to it by the company. This 2016 EBITDA utilizes Chiquita’s unrealistic stated growth rate of 15% on top of the company’s unsupportable base projections for its 2014 EBITDA. Chiquita’s projections bear no relationship to its historical or current performance. This analysis and reliance has led ISS to the incorrect conclusion that $12.80 is greater than $14. We also believe that the $12.80 still incorporates support of the Cutrale-Safra offer, and Cutrale-Safra believes the Chiquita stock price will continue to be subject to downward pressure unless the Cutrale-Safra $14 offer is accepted.”

Chiquita’s projected 15% EBITDA growth rate through 2016 on which ISS relies is unsupportable because:

●	The projected long-term growth rate for Chiquita in Fyffes’ own filings is only 5% and the historical long-term growth of Chiquita is less than 1%;

●	Over the long-run, Chiquita has never consistently demonstrated its ability to generate growth at these rates;

●
The recent decline in the Euro (~8% versus the dollar over the past six months) could mean significant margin pressure in Europe, where the combined ChiquitaFyffes is more exposed than any other market participant; and

●	The shipping concessions agreed with EU may further inhibit Chiquita’s ability to come close to delivering such growth rates.

Chiquita’s 2014 projections are highly unrealistic in relation to Chiquita’s historical fourth quarter performance and its actual performance in the earlier part of the 2014 fiscal year:

●
Chiquita’s Q4 sales projection requires the company to deliver 20% year-on-year sales growth on its 2013 Q4, and for Q4 sales to account for 28% of Chiquita’s full year sales – a level of performance to which  Chiquita has not come close in the past four years;

●
Similarly, Chiquita’s Q4 EBITDA and margin projections require Chiquita to deliver between $18 and $40 million in EBITDA for the quarter, whereas Chiquita generated only $4 million of Q4 EBITDA in 2013, and has delivered an annual average of $5.75 million of Q4 EBITDA over the past four years. Further, Chiquita’s projections require a Q4 EBITDA of 21% of full year EBITDA, when over the last four years, the company’s fourth quarter has only accounted for an average of 5% of full year EBITDA; and

●	Chiquita’s performance over the last three years has missed analyst estimates for both sales and earnings by an average of 37%.

ISS’ analysis is incorrect (See attached slides on analysis):

●	ISS uses a share count for 2016 of approximately 82 million shares, instead of the appropriate share count of approximately 85 million shares (including restricted stock units);

●	In its analysis, ISS discounts back its 2016 projected numbers only one year, instead of two years to bring it back to 2014; and

●	The ISS free cash flow analysis does not fully account for the very large amount of leverage which Chiquita has.

Cutrale-Safra said: “ISS appears to have accepted without question the projections being promoted by the Chiquita Board to try to entrench itself and to push through the Board’s deal with Fyffes. It relies on wild-eyed projections that have neither historical basis nor support in current financial performance. Furthermore, in making its recommendation, ISS did not speak with Cutrale-Safra about its definitive offer.”

Cutrale-Safra further pointed out that today Wynnefield Capital, a major shareholder of Chiquita, issued its own press release criticizing the Fyffes transaction and the Chiquita board, and making clear the superiority for Chiquita shareholders of the Cutrale-Safra definitive offer and its support for the Cutrale-Safra offer.

In its press release, Wynnefield Capital stated that “the long-term projections devised by the partisan Fyffes/Chiquita investment bankers are of dubious credibility for several reasons, including:

●	Chiquita “is a commoditized and unpredictable business with operational risks not accounted for in the bankers’ numbers”; and

●
Chiquita’s “bankers’ projection of $60 million in synergies fails to properly account for the fact that the European Union antitrust regulators have already applied restrictions on shipping, resulting in a loss of margin from growers.”

Further, Wynnefield Capital “believes that the Chiquita Brands Board of Directors failed to carry out its fiduciary duties by agreeing to the inferior Chiquita-Fyffes transaction – a transaction that favors Fyffes shareholders over Chiquita shareholders. This view is shared by the investment markets, which traded down the share price of Chiquita Brands until the initial announcement of the Cutrale-Safra proposal.”

Cutrale-Safra concluded, “ISS stands as an outlier to the investment marketplace’s assessment of the Fyffes transaction, which has sent a clear signal to Chiquita that it is unwilling to take the risks of the revised Fyffes transaction, particularly when there is the real alternative of the Cutrale-Safra definitive $14 per share cash offer”

Present Value of Future Stock Price Analysis: EV / EBITDA As present by ISS EBITDA achieved EV/2016E EBITDA multiple achieved % $ 5.5x  6.0x 6.5x 7.0x 7.5x 100% $304 $11.66 $13.28 $14.90 $16.51 $18.13 90% 274 9.89 11.34 12.80 14.25 15.70 80% 243 8.11 9.40 10.70 11.99 13.28 Analysis incorrectly discounts back 1 year versus Chiquita, Fyffes, Goldman Sachs and Cutrale-Safra analysis which appropriately discount for current period Uses share count of 82 million which excludes RSUs Correct Method Chiquita management EBITDA (used by ISS) EBITDA achieved EV/2016E EBITDA multiple achieved % $ 5.5x  6.0x 6.5x 7.0x 7.5x 100% $304 $10.97 $12.36 $13.75 $15.14 $16.54 90% 274 9.43 10.69 11.94 13.19 14.45 80% 243 7.90 9.02 10.13 11.24 12.36 Correctly discounts back to 10/20/14 Used the correct estimated 2016 fully diluted share count of 85 million (1) Assumes 2016E net debt of $475 million per Fyffes investor presentation dated 9/17/14(2) Most generous EBITDA (3) EBITDA achieved EV/2016E EBITDA multiple achieved % $ 5.5x  6.0x 6.5x 7.0x 7.5x 100% $270 $9.25 $10.49 $11.73 $12.96 $14.20 90% 243 7.89 9.01 10.12 11.23 12.34 80% 216 6.53 7.52 8.51 9.50 10.49 Most generous EBITDA assumes annual EBITDA growth of 5% for Chiquita (rather than ~15%) and 10% for Fyffes.  Includes newly “found synergies ($60 million run-rate in 2016) Source: Company filings, Cutrale-Sufra estimates and ISS report dated 10/10/14. Note: All cases use 12% discount rate per Chiquita definitive proxy. (1) Assumes 85 million combined company fully diluted shares outstanding, grown at 1.1% annually. (2) ISS presentation appears to use net debt of -$575 million. (3) Most generous case 2014E Chiquita EBITDA based on Chiquita’s best Q4 EBITDA of last 4 years added to YTD. Fyffes 2014E EBITDA per Chiquita and Fyffes management estimates.

PRESENT v ALUE OF FUTURE STOCK PRICE ANALYSIS: PRICE / FCF As presented by iss unlevered FCF achieved price / 2016e fcf multiple achieved % $ 7.0x 7.5x 8.0x 8.5x 9.0x 100% $181 $13.47 $14.43 $15.39 $16.36 $17.32 90% 163 12.12 12.99 13.86 14.72 15.59 80% 145 10.78 11.55 12.32 13.09 13.86 2016 unlevered FCF of $181 million valuation ignores significant impact of current leverage on chiquita’s business Analysis incorrectly discounts back 1 year versus chiquita, fyffes, goldman sachs and cutrale-safra analysis which appropriately discount for current period uses share count of 82 million which excludes RSUs correct method chiquita management FCF (used by iss) unlevered fcf achieved price / 2016e fcf multiple achieved % $ 7.0x 7.5x 8.0x 8.5x 9.0x 100% $181 $9.01 $9.65 $10.30 $10.94 $11.59 90% 163 7.85 8.41 8.97 9.54 10.10 80% 145 6.70 7.17 7.65 8.13 8.61 correctly uses estimated levered free cash flow to derive any equity value, versus iss approach of using unlevered free cash flow, which yields an enterprise value estimated interest expense of $40 million at 8.ox multiple results in ~ $3.90 per share (pv of ~ $3.10)(1) correctly discounts back to 10/20/14 Uses the correct estimated 2016 fully diluted share count of 85 million(2) most generous FCF(3) unlevered FCF achieved price / 2016e fcf multiple achieved % $ 7.0x 7.5x 8.0x 8.5x 9.0x 100% $161 $7.76 $8.31 $8.87 $9.42 $9.98 90% 145 6.73 7.21 7.69 8.17 8.65 80% 129 5.69 6.10 6.51 6.91 7.32 Source:  Company filings, cutrale-safra estimates and iss report dated 10/09/14. Note:  All cases use 12% discounts rate per chiquita definitive proxy. (1) Interest expenses per wall street research. (2) assumes 85 million combined company fully diluted shares outstanding, growth at 1.1% annually. (3) Assumes 60% cash flow conversion per iss.

Cavendish Global Limited and Cavendish Acquisition Corporation, which are jointly owned by an affiliate of the Cutrale Group, Burlingtown UK LTD (“Burlingtown”), and an affiliate of the Safra Group, Erichton Investments Ltd. (“Erichton” and, together with Burlingtown and Cavendish, “Cutrale-Safra”), their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the Securities and Exchange Commission (“SEC”), to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita’s Special Meeting of Shareholders. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in a definitive proxy statement that was filed with the SEC on August 28, 2014, as it may be amended from time to time (the “Cutrale-Safra Proxy”).

Investors are urged to read the Cutrale-Safra Proxy which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy, and any other documents filed by Cutrale-Safra with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501 Madison Avenue, 20th Floor, New York, New York 10022.

About Cutrale Group

The Cutrale Group refers to the global agribusiness operations owned by the Cutrale family.  Entities within the Cutrale Group collectively make up one of the world’s most highly regarded agribusiness and juice companies in the world and one of the world’s leading orange juice processors for frozen concentrated orange juice and not-from-concentrate fresh juices.  The entities within the Cutrale Group together account for over one-third of the $5 billion orange juice market. The global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans. The operations of the Cutrale Group entities have a vast network and knowhow of farms, processing, technology, sourcing, distribution, logistics, and marketing of juices and fruits.

About Safra Group

The Safra Group refers to an international network of companies, businesses and operations controlled by Joseph Safra. The entities comprising the Safra Group conglomerate collectively have assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operate banks and invest in other businesses across North and South America, Europe, the Middle East and Asia. Throughout these markets, entities within the Safra Group have deep, long-term relationships with major market participants, enabling the Safra Group to greatly enhance the value of the competitive position of the businesses in which any of the entities within the Safra Group invests.

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